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October 14, 2005	www.cooley.com	Washington, DC
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Via Edgar and Federal Express	J. PATRICK LOOFBOURROW
(858) 550-6089
jploofbourrow@cooley.com
Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mailstop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	SGX Pharmaceuticals, Inc. Registration Statement on Form S-1 File No. 333-128059
Ladies and Gentlemen:
Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client SGX Pharmaceuticals, Inc. (the “Company”) is Amendment No. 1 (“Amendment No. 1”) amending the Company’s Registration Statement on Form S-1, File No. 333-128059 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on September 2, 2005. Amendment No. 1 is marked to show changes from the Registration Statement as originally filed.
Amendment No. 1 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 12, 2005 with respect to the Registration Statement. The numbering of the paragraphs below correspond to the numbering of the comment letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.
Comments applicable to the entire filing
1.	We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:
•	Summary Financial Data

•	Use Of Proceeds

•	Capitalization

•	Dilution

•	The Option Grants Table

•	Shares Eligible For Future Sale

•	The Principal Stockholders Table

•	Description of Capital Stock

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Two
Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a “red herring” prospectus.

The Company acknowledges the Staff’s comment and will revise the Registration Statement accordingly in a future amendment prior to circulating a preliminary “red herring” prospectus.

2.	Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

The Company acknowledges the Staff’s comment and confirms that it does not intend to use any graphic, photographic or artistic materials in the prospectus.
3.	Comments on your application for confidential treatment will be provided in a separate letter when they are available. Please note that we will not be in a position to accelerate effectiveness until all issues relating to your confidential treatment request have been resolved.

The Company acknowledges the Staff’s comment.

4.	In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. Technical jargon should not appear in the forefront of the prospectus. Please refer to Rule 421 of Regulation C. In the remainder of the prospectus you should minimize the use of jargon. If you cannot convey information without using jargon, please explain what the jargon means at the first place the terms appear. Here are some examples of technical jargon that needs to be replaced:
•	Third-line treatment

•	Second-line treatment

•	Myelodysplastic Syndromes

•	Lead compounds

•	Proprietary fragment-based drug discovery platform

•	Well-validated but challenging targets

•	Lead optimization stage

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Three
•	Receptor tyrosine kinases

•	Dose-escalation trial

•	Refractory to prior treatment

•	Single-arm, open-label clinical trial

•	Primary clinical endpoint

•	Control therapy

•	Has been powered to detect a doubling of the historical CR rate...

•	Fast track designation

•	Well-validated and suited for lead discovery

•	Surrogate endpoints

•	Mucositis

•	Aplasia and sepsis

•	Generic class of dioxolanes

•	Patent estate

•	Surrogate endpoints
To the extent that these terms cannot be replaced by suitable alternatives, please revise to explain the meaning of these terms the first time each one is used.

The Company has revised the disclosure throughout the Registration Statement in response to the Staff’s comment. In particular, the Company has rewritten parts of the forefront of the prospectus in plain English so that it can be more easily understood. With respect to a few of these terms which the Company believes could not be replaced by suitable alternatives to provide a clearer understanding to the reader, the Company has revised the disclosure to explain the meaning of the term the first time it is used.

5.	Throughout your document you have used a large number of acronyms that are not likely to be familiar to your readers. The use of acronyms is a convenience for the writer, but it forces readers to learn a new vocabulary in order to understand the disclosure in your document. Please delete all of the acronyms except those which can be commonly found in general interest publications. Examples of acronyms that should be deleted include:
•	AML

•	CR

•	CRp

•	CI

•	CML

•	MDS

•	ATU

•	MAA

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Four
The Company acknowledges the Staff’s comment and has revised its disclosure throughout the Registration Statement in response to the Staff’s comment with respect to CR, CRp, CI, ATU, MAA and several other acronyms.

However, the Company respectfully submits to the Staff that the terms CML, MDS and AML are acronyms that can be commonly found in general interest publications. Each of these acronyms is more commonly used than the full term to which they refer. Each of these acronyms is broadly used in the medical field and by biotechnology companies and is not a term that is specific only to the Company’s business. This view is well supported by internet and press searches with respect to the indicated acronyms, which searches generate significant use of the terms in a variety of forums and by a number of companies. Based on the common use of these acronyms, the Company respectfully submits that deletion of the acronyms would render the prospectus less accessible and represent a more significant obstacle to investors than use of the full term in lieu of the acronym. The Company has further confirmed that each of these acronyms is clearly explained where it is first used in each section of the Registration Statement.
Table of Contents Page
6.	Please refer to the next to last paragraph on this page (and the next to last bullet on page 5). In it you state that references to a number of specified documents are references to the documents that “will be in effect upon completion of this offering.” Please delete this statement as it is likely to confuse readers. The documents filed as exhibits to this registration statement, and discussed in the filing, should be the documents that will be in effect upon completion of this offering.

The requested revisions have been made at pages i and 5.

7.	Please refer to the last paragraph on this page in which you appear to disclaim liability for your disclosures. It is not appropriate to disclaim liability for information you include in your registration statement. Please delete the paragraph.

The requested deletion has been made at page i.
Prospectus Summary
8.	Please delete the phrase “is qualified in its entirety by the information appearing elsewhere in this prospectus” from the introductory paragraph. The statement is legalistic and inappropriate.

The requested deletion has been made at page 1.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Five
9.	Please refer to the table at the bottom of page 1, and a similar table that appears on page 48. In the column called “Program/Indication” you have included industry jargon and acronyms. In the column called “Status” you have included a parenthetical phrase at the end of each item, (e.g. data expected 2H06) which also appears to be industry jargon. Please revise the table to eliminate all of the jargon or to ensure that the meaning of the term is sufficiently explained.

The Company has revised the disclosure in the tables at pages 2 and 51 so that it can be more easily understood. The Company has also substantially revised the two paragraphs preceding the table to ensure that the meaning of each of the remaining terms included in the table, such as “third-line,” “second-line,” and “MDS,” is adequately explained when such terms are first used in the prospectus.

10.	In the table, you appear to state that you will submit an IND to the FDA in the fourth quarter of 2006 for a drug called BCR-ABL that is currently in preclinical development. It is unclear to us how you can make such a prediction at this stage of development. Please disclose the factual basis for this prediction, or in the alternative, delete it.

The disclosure has been revised at page 1 in response to the Staff’s comment. The Company supplementally advises the Staff that its timing expectation is based on the experience of the Company’s scientists and management who have substantial industry experience in drug discovery and development and knowledge of the typical time periods between selecting a developmental candidate to IND filing, as well as the status of and progress made under the BCR-ABL program to date.

11.	The disclosure currently included in your summary is unbalanced. While you have included a discussion of your positive opinions and beliefs regarding your proposed products and anticipated results of clinical studies, you have not included any discussion of the negative aspects of your business, and have not clearly indicated that positive results are not assured. Please limit the discussion of your disclosed products to the targeted indication and the stage of clinical trials. Move the remaining details, including any discussion of the results of clinical trials, to the Business section and balance this disclosure with a discussion explaining that later stage testing might not support the results of earlier testing. Additionally, revise the disclosure to discuss the negative aspects of your business. The negative aspects should include your history of losses, the fact that you do not have FDA approval for any for any of your products, that if you don’t obtain fast track designation for Troxatyl your timeline for NDA submission and approval could be extended by several years and that your technology “platform” has not yet resulted in any actual new drugs. The discussion of the negative aspects should be disclosed as prominently as the positive aspects and should not be separated from the discussion of the positive aspects.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Six
The disclosure has been revised throughout the Prospectus Summary and disclosure of specific risks associated with the Company’s business and business strategy has been included at page 4 under the heading “Risks Related to Our Business” in response to the Staff’s comment.

12.	Please note that in order to use the terms “Phase I/II” and “Phase II/III” your clinical trials must meet all the requirements of both referenced phases of clinical trials. For each time the phrase is used, supplementally confirm that all of the requirements of each phase of testing have been met or revise to use an alternative term to describe the phase of clinical trials.
The Company advises the Staff that it has reviewed the general requirements for each phase of clinical trials and supplementally confirms that the design of its Phase I/II clinical trial dosing Troxatyl in AML patients by continuous intravenous infusion that it completed in the second quarter of 2005 and its ongoing pivotal Phase II/III clinical trial of Troxatyl for the third-line treatment of AML satisfy these requirements. With respect to the other Phase I/II clinical trials referenced in the Registration Statement that the Company intends to initiate in 2006 or thereafter, the Company supplementally confirms that it intends for such trials to satisfy all the requirements of both referenced phases of clinical trials. The Company further advises the Staff that following review of the general requirements for each Phase of clinical trials, the trials described as “Phase I/II clinical trial of Troxatyl for solid tumor indications”, the “Phase I/II clinical trial of Troxatyl in combination with Ara-C versus Ara-C alone” for the second-line treatment of AML and the “Phase I/II clinical trial of Troxatyl in combination with Gemzar”, might better be described as Phase I trials, and the Company has revised the disclosure accordingly.

13.	Explain your basis for believing that FAST is capable of producing at least one new IND per year beginning in 2006.

The Company supplementally advises the Staff that, based on the Company’s experience with FAST to date (including the Company’s BCR-ABL, MET and RON and other discovery programs), the Company’s current portfolio of oncology targets, expected rates of drug target attrition, the assumption that additional targets will be selected to replace targets that are no longer in active discovery programs, the current status of the Company’s active discovery programs, the substantial industry experience of the Company’s scientists and management and assuming allocation of additional resources for research and development, the Company believes it has the capability to file an IND application per year, starting in 2006 with a product candidate from the Company’s BCR-ABL program. Please also refer to the response to comment 10 for additional information with respect to the product candidate from the BCR-ABL program.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Seven
14.	Please balance the discussion of your strategy with a discussion of the risks and obstacles you will encounter in implementing this strategy.

Disclosure of risks associated with the Company’s business strategy have been included at page 4 in response to the Staff’s comment.
Risk Factors — page 8
We cannot be certain that our clinical trial design for our ongoing pivotal Phase II/III clinical trial of Troxatyl for the third-line treatment of AML will be sufficient to lead to regulatory approval. — page 8
15.	The current subheading on this risk factor is very vague and indirect. Please revise it to more specifically identify the risk and its potential adverse consequences. As we understand it, the actual risk is that you have chosen a research design that is different from that recommended by the FDA, and you have foregone a Special Protocol Assessment which would have given you the FDA’s concurrence on the design and size of the clinical trial intended to form the primary basis of an effectiveness claim. As a consequence, you can’t be certain that the design, conduct and data analysis approach you plan on using for your trial will be sufficient to allow you to submit an NDA for the drug, or to receive approval for the drug. Please revise the subheading accordingly.

The subheading has been revised at page 8 in response to the Staff’s comment.
While we may seek to take advantage of various regulatory mechanisms intended to accelerate drug development and approval...there is no guarantee that the FDA will permit us to do so. — page 9
16.	Please revise the subheading to more specifically identify the risk and include the potential adverse consequences. It appears from the body of the risk factor that one very significant adverse consequence is that you could not submit an NDA for Troxatyl until the third quarter of 2009 at the earliest instead of the “late 2006 or early 2007” indicated in the summary section of the prospectus.

The subheading has been revised at page 9 in response to the Staff’s comment.
Because we exclusively licensed our product candidate, Troxatyl, from Shire and our rights are subject to certain licenses to Shire from third parties, any dispute with Shire or between Shire

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Eight
and many of these third parties may adversely affect our ability to develop and commercialize Troxatyl —page 13
17.	Are there any material limitations to Shire’s rights under its agreements with Yale University and University of Georgia Research Foundation? When do these agreements expire?

The Company does not believe that there any material limitations to Shire's rights under its agreements with Yale University (“Yale”) and University of Georgia Research Foundation (“UGAF”) pertinent to the Company. The Company executed a Memorandum of Understanding with Yale and UGAF whereby, subject to certain conditions and only upon the termination of the Company’s agreement with Shire, Yale and UGAF each agreed to grant the Company a patent license on substantially the same terms contained in their agreement with Shire. The Memorandum of Understanding is filed as Schedule 7 to Exhibit 10.16 to the Registration Statement. The agreement between Shire and Yale and UGAF expires upon the expiration of the last to expire of the patents licensed under the agreement, including any renewals or extensions of such patents.
We are at an early stage of development, particularly in our internal development programs, and we may never attain product sales. — page 13
18.	This risk factor subheading is also too vague and generic to be meaningful. Please revise it to more adequately summarize the risk identified in the body of the risk factor. You should also clarify it to make clear whether you are referring only to your FAST technology and its potential results, or to the development of Troxatyl as well. Although the risk factor appears to be discussing the drug development program, we note that Troxatyl is mentioned in the last sentence.

The subheading has been revised at page 13 in response to the Staff’s comment. The Company has further revised the disclosure to make clear that it is referring only to its FAST technology and potential results and not to the development of Troxatyl, which is adequately covered by the disclosure contained in other risk factors.
If we fail to establish new collaborations and other commercial agreements, we may have to reduce or limit our internal drug discovery and development efforts. — page 14
19.	Please refer to the caveat included in the fifth sentence of this risk factor to the effect that although you refer to may of your commercial arrangements with other pharmaceutical and biotechnology companies as “partnerships” or “collaborations,” in many cases you are only providing specific services for fees and milestone payments without any interest in future product sales or profits. The use of these terms to describe agreements for which

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Nine
you are only providing services for a fee is inappropriate. Please revise the disclosure throughout the document accordingly and confirm to us that the only agreements and arrangements described in this document as “partnerships” or “collaborations” are those in which you have future interests at stake.

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement to make clear the distinction between its “collaborations” or “partnerships” and its other “commercial arrangements” that do not include any interest in future product sales or profits. For example, please refer to the revisions at pages 14, 31, 40, 41, 44, 46, 59 and elsewhere in the Registration Statement.
We are dependent on our collaborations, and events involving these collaborations or any future collaborations could prevent us from developing or commercializing product candidates. — page 14
20.	The first full paragraph of this risk factor is repeated in the carryover paragraph at the top of page 15. Please delete the repetitive disclosure.

The repetitive disclosure has been deleted at page 15 in response to the Staff’s comment.
Our drug discovery efforts are dependent on continued access to and use of our beamline facility... page 16
21.	Please revise the subheading to identify how you might be adversely affected.

The subheading has been revised at page 16 in response to the Staff’s comment.

22.	Please disclose, in the risk factor, how many beamline facilities there are, whether other facilities are comparable to your current facility and how long it might take you to obtain equivalent access to a comparative alternate facility. You need to provide an adequate factual context for analyzing this risk and its potential adverse consequences.

Additional disclosure regarding beamline facilities has been added to the risk factor at page 16 in response to the Staff’s comment.
If our competitors develop drug discovery technologies that are more advanced than ours... page 16
23.	The subheading does not appear to adequately summarize all of the information in the body of the risk factor. Please separate the discussion of the competitive environment for Troxatyl from the discussion of the competitive environment for your fragment-based drug discovery activities and present each discussion under an appropriate subheading.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Ten
The subheading has been revised and the risk factor has been separated into two separate risk factors, one discussing the competitive environment for Troxatyl and the other discussing the competitive environment for the Company’s fragment-based drug discovery activities, at pages 16 and 17 in response to the Staff’s comment.
We may not be able to obtain patent term extension/restoration or other exclusivity for our products. — page 26
24.	The information in this risk factor is too vague and generic to be meaningful. Please expand it to include a factual context that ties the risk to your specific products. In this regard, we have also noted the discussion in the last paragraph of page 49. We think the discussion on page 49 is also too generic to be meaningful. Please expand it as well.

Additional disclosure regarding the factual context of the Company’s Troxatyl intellectual property position has been added at pages 26 and 52 in response to the Staff’s comment.
Future sales of our common stock may cause our stock price to decline. — page 28
25.	It will be difficult for a potential investor to sort out and remember all of the numbers included in this risk factor. Please present the numerical information in the tabular format included in the examples contained in Staff Legal Bulletin No. 7, as revised.

The Company has reviewed Staff Legal Bulletin No. 7, as revised, and revised the disclosure at pages 29 and 30 to include the numerical information in tabular format in response to the Staff’s comment.

26.	Please include more information regarding the “automatic annual increases” that will be included in the share reserves, and identify the potential adverse consequences resulting from these increases. We may have additional comments.

The Company has supplemented its disclosure at page 30 to include additional information in response to the Staff’s comment.
Use of Proceeds — page 31
27.	Please expand the discussion in this section to quantify the amount of proceeds you anticipate using for each stated purpose.

The Company has expanded its disclosure at page 32 to include the approximate percentages of the proceeds that it anticipates using for each of the stated purposes. The Company believes that these percentages, together with the additional disclosure concerning the anticipated stage of completion of the clinical development of Troxatyl (in response to comment 28 below), provide sufficient information to prospective investors to understand the magnitude of the specific uses of proceeds described in this section.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Eleven
28.	Please indicate, clearly, whether you anticipate that the proceeds from this offering will enable you to complete the development of Troxatyl. If not, discuss how far along in the process you anticipate the proceeds will enable you to go.

The Company has included additional disclosure at page 32 confirming that it anticipates that the proceeds from the offering will be sufficient to enable it to complete accelerated approval of Troxatyl for the third-line treatment of AML, assuming expedited FDA review under its fast track designation standards.

29.	We note your statement that you may use a portion of the proceeds to repay a portion of your debt. Please include the information specified in Instruction 4 to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and has included additional disclosure at page 32 regarding its debt obligations that may be repaid from a portion of the proceeds of the offering.
Capitalization — page 32
30.	Please specifically state that the table sets forth your cash and cash equivalents and your capitalization as of June 30, 2005.

The Company has made the requested revision at page 33 in response to the Staff’s comment.
Management’s Discussion and Analysis
Financial Operations Overview
Research and Development Expense, page 38
31.	Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. For each of your major research and development projects please disclose the costs incurred during each period presented and to date on the project.

The Company has reviewed the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Twelve
Activities and has included additional disclosure at page 39 in response to the Staff’s comment.
Critical Accounting Policies and Estimates
Stock-Based Compensation Expense, page 40
32.	We note the supplemental information provided on September 22, 2005 regarding management’s pricing of stock option grants. Please be aware that we may have additional comments upon finalization of price range.

The Company acknowledges the Staff’s comment.
Results of Operations
Six Months Ended June 30, 2004 Compared to 2005 — page 41
33.	Please provide more detail regarding the personnel reductions referenced under “General and Administrative.” Also, please refer to the two risk factors on page 20 that relate to increasing the size of your organization and attracting and keeping personnel. The reduction in personnel seems to be inconsistent with the risks described on page 20. Please explain how this reduction in personnel relates to the risk factors describing your need for additional personnel and your ability to attract and keep employees.

The Company has included additional disclosure regarding the personnel reductions that occurred in 2004 and the first half of 2005 at page 42. The Company supplementally advises the Staff that it effected a reduction in force in 2004 and the first half of 2005 in connection with changing its business strategy to focus on oncology drug discovery and development. The headcount reductions were in part driven by the Company’s financial condition, the difficult private equity markets and other factors considered by management at that time. The disclosure in the prospectus assumes the completion of the offering and the Company anticipates that it will expand its research and development activities and will need to add personnel consistent with its focus on oncology drug discovery and development following the completion of the offering due to its responsibilities as a public company.
Liquidity and Capital Resources — page 43
34.	Please refer to the discussion of the proposed financing agreement located on page 44. When the agreement is signed it should be filed as an exhibit to the registration statement.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Thirteen
The disclosure at page 45 has been updated to refer to the new financing agreement that was executed in September 2005. The agreement is filed with Amendment No. 1 as Exhibit 10.34.

35.	Identify the lender on your line of credit and file the loan agreement as an exhibit.

The lenders have been identified at page 45 and the agreement is filed with Amendment No. 1 as Exhibit 10.34.

36.	Also, please expand the discussion here and in the “Use of Proceeds” section to explain, in reasonable detail, how you will use the additional funds from the loan.

The Company has included additional disclosure at pages 32 and 45 regarding the use of the funds from the loan for general working capital and to purchase equipment and leasehold improvements.
Cash Flows — page 44
37.	Please revise your discussion to address the underlying reasons for fluctuations in net cash used in operations. It is insufficient to reiterate information currently presented within the Consolidated Statement of Cash Flows.

The disclosure has been revised at page 45 in response to the Staff’s comment.
Contractual Obligations — page 46
38.	We note that you are required to make milestone payments based on successful development and approval of Troxatyl and will be required to make royalty payments based on net sales. Please include these amounts within the table or provide a discussion of your obligations and why you are unable to estimate the timing of payments within the notes to the table.

In response to the Staff’s comment, the Company has included a footnote to the contractual obligation table at page 47 with a discussion of the milestone and royalty obligations, including the obligation to pay minimum royalty payments, that may become due and payable to Shire in connection with the successful development and approval of Troxatyl for the third-line treatment of AML. The Company has also included disclosure explaining why it is unable to estimate the timing of these milestone and royalty payments.

39.	Please update this information through September 30, 2005. If you finalize the new debt agreement after that date, you should also include it in the table.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Fourteen
The Company respectfully advises the Staff that it will update the chart to September 30, 2005 when it includes September 30, 2005 financial information in a subsequent amendment to the Registration Statement. The Company has updated the chart at page 47 to include obligations arising under the new debt agreement.
Business — page 48
40.	Please note that we have not completed our review of your application for confidential treatment. We may have additional comments on your disclosure in conjunction with that review.

The Company acknowledges the Staff’s comment.
Troxatyl — page 48
41.	On page 49, disclose the amounts paid to date to Shire and the aggregate amount of potential milestone payments to Shire. If the agreement with Shire calls for minimum royalty payments in any year, disclose the aggregate minimum royalty payments.

Additional disclosure has been added at page 52. However, the Company has not included disclosure of the aggregate amount of potential milestone payments to Shire or the aggregate minimum royalty payments. The Company has requested confidential treatment with respect to such confidential financial terms and would respectfully request that the Staff consider the disclosure in Amendment No. 1 together with the Company’s request for confidential treatment that was previously submitted to the Staff. The Company believes that its request for confidential treatment of these terms is in the best interest of its stockholders as described in detail in the Company’s request for confidential treatment that was previously submitted to the Staff.
Acute Myelogenous Leukemia — page 50
42.	Please refer to the second paragraph under this heading. You need to expand the discussion to explain the significance of your finding that the low-level toxicities you observed were not age-related.

Additional disclosure has been included at page 53 in response to the Staff’s comment.

43.	If you only acquired the rights to Troxatyl in July of 2004, it is unclear how you could have patients that have experienced “durations of response” of over 12 months in the Phase I/II clinical trial. Does this mean Shire was conducting this trial at the time you acquired the rights to this drug?

The Company supplementally advises the Staff that Shire commenced the Phase I/II clinical trial prior to licensing Troxatyl to the Company. The first patient was enrolled by

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Fifteen
Shire in December 2002. As of July 2004 when the Company acquired an exclusive license to Troxatyl and took over the ongoing clinical program, 28 patients had already been enrolled in the trial.

44.	Please refer to the discussion of your current Phase II/III clinical trial. If the M.D. Anderson Cancer Center article was not published until August of 2005, it is not clear how you could have begun a trial in July 2005 using the information contained in that article. Please revise the disclosure to explain this.

The Company supplementally advises the Staff that the Company received the data discussed in the M.D. Anderson Cancer Center article in January 2005. The Company subsequently engaged in several telephone conversations with Dr. Giles at the M.D. Anderson Cancer Center regarding the data that formed the basis for the article that was ultimately published in August 2005. Additionally, the Company was provided a pre-print of the article in March 2005. The Company has revised the disclosure at page 54 to provide additional explanation in response to the Staff’s comment.

45.	The discussion in this section contains a good deal of technical jargon that is not likely to be familiar to investors not involved in your industry. Please revise the disclosure throughout the section to replace the technical jargon with plain English, or where you cannot eliminate the technical language, explain what the terms mean at the first place they appear. For example, explain what you mean when you say that the “clinical trial has been powered to detect a doubling of the historical CR rate of 4.7% derived from the ...database.”

The Company has revised the disclosure throughout the Business section in response to the Staff’s comment. The Company has eliminated the technical jargon or rewritten it in plain English so that the disclosure can be more easily understood. With respect to a few of the industry specific terms which the Company believes could not be replaced by suitable alternatives to provide a clearer understanding to the reader, the Company has revised the disclosure to explain the meaning of the term the first time it is used.
Research Programs — page 54
46.	When does your agreement with Pierre Fabre Medicament expire? Does the agreement provide for any payments to be made/received? If it does, please quantify the amount of any payments to date and any aggregate future payments and clarify who has the obligation to make these payments.

The Company supplementally advises the Staff that the agreement expires on a product-by-product basis on the later of the last to expire patent covering a product or 15 years

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Sixteen
after first commercial sale. The Company further supplementally advises that no payments are required to be made or received until there are product sales and then there are royalties on net sales of products. Each party to this collaboration bears its own expenses.

47.	It appears that the agreement with Pierre Fabre Medicament has not been filed as an exhibit. Please file the agreement or provide us with a written analysis supporting your determination that it is not required to be filed.

The agreement is filed as Exhibits 10.27 and 10.28 to the Registration Statement. The original party to each of the agreements was UroGene, S.A., which is the predecessor-in-interest to Pierre Fabre Medicament. Clarifying disclosure has been added to page 57 to include reference to UroGene, SA, as the predecessor-in-interest to Pierre Fabre Medicament, and to the exhibit index to include reference to Pierre Fabre Medicament.
Collaborations, Commercial Agreements and Grants — page 56
48.	For each agreement that provides for payments to be made/received, quantify all amounts paid to date and all potential future payments and clarify which party has the obligation to make these payments.

The Company has included additional disclosure at page 59 clarifying that all payments are to be made to the Company (other than in connection with the Shire license) under the referenced collaborations and commercial arrangements. The Company also includes disclosure of all material amounts paid to date under these arrangements and has additional disclosure regarding the terms of these agreements at pages 59 to 62. The Company has not, however, included specific disclosure with respect to the particular amounts of all potential future payments. The Company has requested confidential treatment with respect to such confidential financial terms and would respectfully request that the Staff consider the disclosure in Amendment No. 1 together with the Company’s request for confidential treatment that was previously submitted to the Staff. The Company believes that its request for confidential treatment of these terms is in the best interest of its stockholders as described in detail in the Company’s request for confidential treatment that was previously submitted to the staff.

49.	We note that you have filed agreements with UroGene as exhibits to the registration statement. Please revise to describe these agreements.

Clarifying disclosure has been added to page 55 to include reference to UroGene, SA, as the predecessor-in-interest to Pierre Fabre Medicament, and to the exhibit index to include reference to Pierre Fabre Medicament. Please also refer to the response to comments 46 and 47 above.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Seventeen
Related Party Transactions — page 88
50.	Please refer to footnote 2 to the table on page 88. Dr. Papadopoulos may not disclaim ownership of securities that have not been included in the table. Please revise the table to include the 19,454 shares referenced in the footnote. A similar revision should be made to the tables on pages 89, 90 and 93.

The requested revisions have been made at pages 92, 93, 94, 97 and 98 in response to the Staff’s comment.
Underwriting — page 102
51.	Tell us whether any of the lead underwriters or any other broker dealers who may participate in the syndicate may offer and/or sell the shares electronically. If so, identify them in this section and disclose that they will be offering the shares electronically. Tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

The Company has been advised that none of the representatives — CIBC World Markets Corp., Piper Jaffray & Co. and JMP Securities LLC — intend to engage in any electronic distribution. At the present time, however, the underwriting syndicate has not been finalized. As a result, the Company cannot confirm whether any members of the underwriting syndicate will engage in any electronic distribution. When and if the Company learns that members of the underwriting syndicate intend to engage in electronic distribution, we will supplementally provide you with both the identity of such syndicate member(s) and a description of the procedures to be employed by such syndicate member(s).

52.	Tell us whether you intend to do a “directed share offering”. If so, please disclose in this section the number of shares you will offer and to whom you will make the offer. Provide us with any material you have sent or intend to send to these potential purchasers such as a “friends and family letter”. Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Eighteen

The Company supplementally advises the Staff that it has determined that the Company will not conduct a directed share offering. Accordingly, the Underwriting section of the prospectus does not include any disclosure related to a directed share offering.

53.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

The Company has been informed that CIBC World Markets Corp. and Piper Jaffray & Co. plan to engage NetRoadshow to host the preliminary prospectus and the Company’s road show on NetRoadshow’s website at http://www.netroadshow.com for qualified investors only. The materials that will appear on NetRoadshow’s website in connection with the offering will be password protected and will consist of only a copy of the preliminary prospectus, a video of the road show, and information that is ministerial in nature. NetRoadshow will make such materials available only to investors to whom the underwriters have provided a password. An investor who is given the password may access such materials only twice during the period of the roadshow and will not be able to download, copy or print any portion of such materials other than the preliminary prospectus.

CIBC World Markets Corp. and Piper Jaffray & Co. have entered into agreements with NetRoadshow following the guidance set forth in the Staff’s No Action Letter to Net Roadshow, Inc. dated July 30, 1997. Copies of these agreements have previously been provided to the Staff in connection with other transactions. Pursuant to these agreements, among other things, NetRoadshow has agreed to comply with its obligations under the terms of the July 30, 1997 No Action Letter with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters relating to Internet road shows.

In the event the procedures described above are modified, for example due to the implementation of the Commission’s Securities Offering Reform measures applicable after December 1, 2005, the Company will supplementally inform the Staff of such modifications.

54.	Confirm that you have described the nature and extent of any possible short sales by the underwriters. To the extent applicable, address the points enumerated in Section VIII.A.3. of the Division of Corporation Finance’s “Current Issues Outline” regarding syndicate short sales. The June 16, 2000 version is available on the SEC’s website, www.sec.gov.

The Company confirms that it has disclosed the potential for syndicate short sales consistent with Section VIII.A.3. of the Division of Corporation Finance’s “Current

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Nineteen
Issues Outline” on pages 107 and 108 of the prospectus. For the Staff’s reference, the relevant disclosure is set forth below:
     “Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.”
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Stock-Based Compensation, page F-10
55.	We note in your disclosure that $10.5 million of deferred stock compensation was recorded in the six months ended June 30, 2005. However the analysis that was provided to us supplementally indicates that $9.9 million was recorded. Please advise or revise.

The requested revision has been made at page F-10 in response to the Staff’s comment.
Research and Development, page F-13
56.	Please expand your research and development policy to include the types of costs included in R&D, including salaries, contractor fees, building costs, utilities,

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Twenty
administrative expenses and allocations of corporate costs. (NTR: This information is included in MD&A but should be included in the notes as well.)

The requested revision has been made at page F-13 in response to the Staff’s comment.
Note 2. Balance Sheet Details
Property and Equipment, page F-16
57.	We note that you have entered into property and equipment leases that qualify as capital leases under SFAS 13. As such, please provide information required by paragraph 16a(ii).

The Company does not maintain capital leases as incorrectly stated in Note 2 on Page F-16. The Company has modified the reference to capital leases in Note 2 to correctly identify the arrangements as “equipment lines of credit.” The Company has provided the disclosures pertaining to the equipment lines of credit in Note 3 on Page F-17.
Note 5. Redeemable Convertible Preferred Stock
58.	Please provide a roll-forward of the balance of redeemable convertible preferred shares outstanding for each class of preferred shares for each period presented as required by paragraph 28(c) of Rule 5-02 of Regulation S-X.

The requested revisions have been made at pages F-20 and F-21 in response to the Staff’s comment.
Note 6. Stockholders’ Deficit
Common Stock Issuable, page F-21
59.	Please provide a description of the current accounting treatment for the variable number of common shares issuable as a result of the conversion of the note payable to Millennium Pharmaceuticals, Inc. during 2003 and 2004 into a right to receive common stock. Additionally, please provide a detail description of the basis for this accounting treatment, including specific references to the accounting literature relied upon and you consideration of the provision of SFAS 150.

In response to the Staff’s inquiry of the accounting treatment of the convertible note payable to Millennium Pharmaceuticals, Inc. during 2003 and 2004, the Company has reviewed the provisions of SFAS 150 and determined the appropriate accounting treatment for the convertible note payable is to be reflected as a liability as opposed to within stockholders deficit.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
October 14, 2005
Page Twenty-One
In accordance with paragraph 12(a) of SFAS 150, a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability, if at inception, the monetary value of the obligation is based solely or predominantly on any one of the following: a) A fixed monetary amount known at inception; b) Variations in something other than the fair value of the issuer’s shares or c) Variations inversely related to the changes in fair value of the issuer’s equity shares. Because the note payable requires the Company to settle a fixed-amount financial instrument into a variable amount of shares, the convertible note payable should be reflected as a liability as the note holder is not subject to the risk and rewards of an equity holder due to the fluctuation in stock price until the settlement date (i.e., required conversion of the financial instrument into shares upon an IPO or sale of the company). This obligation, in substance, will be considered debt and will be accounted for in accordance with the provisions of APB Opinion No. 21, Interest on Payables and Receivable (this is consistent to the treatment of the debt since initial issuance in 2001). APB Opinion No. 21 requires the obligation to be accreted to its redemption amount at the date of maturity using the interest method.

The balance sheets as of December 31, 2004 and 2005 and June 30, 2005 have been adjusted to reflect the reclassification of $4 million, $6 million and $6 million, respectively, from common stock issuable to note payable within the long-term liability section of the balance sheets as there is no requirement to settle these amounts in cash as of the dates of the balance sheets.
Accountants Consent
60.	Provide a currently dated and appropriately signed consent from your independent accountants in the amendment for which you will request effectiveness.

The Company acknowledges the Staff’s comment.

Sincerely,
/s/ J. Patrick Loofbourrow
JPL:amr

cc:	Michael Grey James Rotherham, CPA Annette North, Esq. Frederick T. Muto, Esq. Charles S. Kim, Esq. Ora T. Fisher, Esq. Cheston J. Larson, Esq.